 **sembcorp**

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

8 May 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



**09046258**

**SUPPL**

Dear Sirs

## Sembcorp Industries Ltd
## Rule 12g3-2(b) file No. 825109

    The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

    This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

## SEMBCORP INDUSTRIES LTD
## (Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

| a) | Date of the sale, transfer, cancellation and/or use: | 8 May 2009 | |
|---|---|---|---|
| b) | Purpose of such sale, transfer, cancellation and/or use: | Executives' Shares Option Plan | |
| c) | Number of treasury shares sold, transferred, cancelled and/or used: | 5,875 | |
| d) | Number of treasury shares before and after such sale, transfer, cancellation and/or use: | Before change | 6,118,963 |
| | | After change | 6,113,088 |
| e) | Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use: | Before change | 0.34% |
| | | After change | 0.34% |
| f) | Value of the treasury shares if they are used for a sale or transfer, or cancelled: | S$24,355.15 | |

Kwong Sook May
Company Secretary

May 8, 2009

| Miscellaneous | |
|---|---|
| * Asterisks denote mandatory information | |
| Name of Announcer * | SEMBCORP INDUSTRIES LTD |
| Company Registration No. | 199802418D |
| Announcement submitted on behalf of | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted with respect to * | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted by * | Kwong Sook May |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 27-Apr-2009 17:09:20 |
| Announcement No. | 00044 |

## >> Announcement Details

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | DATE OF RELEASE FOR SEMBCORP INDUSTRIES' FIRST QUARTER 2009 FINANCIAL RESULTS |
| Description | Singapore, April 27, 2009 – Sembcorp Industries wishes to announce that the First Quarter 2009 financial results will be released on Tuesday, May 12, 2009 after trading hours.<br><br>The Notice will be updated should there be any amendments.<br><br>For further information, please contact:<br><br>Ms April Lee<br>Senior Vice President<br>Group Corporate Relations<br>DID : +65 6723 3160<br>Email : april.lee@sembcorp.com |
| Attachments | Total size = **0**<br>(2048K size limit recommended) |

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